U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Walker                              Jeffrey                     C.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York             10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


Guitar Center, Inc. ("GTRC")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

January 2001

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5.   If Amendment, Date of Original (Month/Year)

February 8, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           N/A            N/A      N/A    N/A         N/A     N/A     5,108,074      I          (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Stock Option
(right to                                                                       Common
purchase)           $28.5625 N/A       N/A        N/A  N/A    5/6/99   5/6/08   Stock     1,667            -0-       D        (FN 2)
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Stock Option
(right to                                                                       Common
purchase)           $28.5625 N/A       N/A        N/A  N/A    5/6/00   5/6/08   Stock     1,666            -0-       D        (FN 2)
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Stock Option
(right to                                                                       Common
purchase)           $28.5625 N/A       N/A        N/A  N/A    5/6/01   5/6/08   Stock     1,666            -0-       D        (FN 2)
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Stock Option
(right to                                                                       Common
purchase)           $16.4375 N/A       N/A        N/A  N/A    4/26/00   4/25/09 Stock     1,667            -0-       D        (FNs 2
                                                                                                                              and 3)
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Stock Option
(right to                                                                       Common
purchase)           $16.4375 N/A       N/A        N/A  N/A    4/26/01   4/25/09 Stock     1,666            -0-       D       (FNs 2
                                                                                                                              and 3)
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Stock Option
(right to                                                                       Common
purchase)           $16.4375 N/A       N/A        N/A  N/A    4/26/02   4/25/09 Stock     1,667            -0-       D       (FNs 2
                                                                                                                             and 3)
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Stock Option
(right                                                                          Common
to purchase)        $13.5625 N/A       N/A        N/A  N/A    5/2/01   5/2/10   Stock     5,000            -0-      D        (FNs 2
                                                                                                                             and 4)
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Stock Option
(right                                                                          Common
to purchase)        $11.5281 N/A       N/A        N/A  N/A    5/2/00   5/2/10   Stock     1,966            -0-      D        (FN 2)
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Stock Option
(right                                                                          Common
to purchase)        $12.325  N/A       N/A        N/A  N/A     7/27/00  7/27/10 Stock     1,839            -0-     D         (FN 2)
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Stock Option
(right                                                                          Common
to purchase)        $11.1563 N/A       N/A        N/A  N/A    11/2/00 11/2/10   Stock     2,032            -0-     D         (FN 2)
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
Explanation of Responses:


(1) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), formerly known as Chase Venture Capital Associates, LLC, and J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), formerly known as Chase Equity Associates, L.P., a portion of which may be deemed attributable to the reporting person because the reporting person is President of JPM SBIC and a limited partner of JPMP Master Fund Manager, L.P. (formerly Chase Capital Partners), the general partner of JPM SBIC. As a result of internal reorganizations and name changes effective during the first week of January 2001, JPM SBIC became a subsidiary of JPM BHCA; MF Manager became a limited partnership, and the reporting person became a limited partner of MF Manager upon its conversion to the limited partnership form of organization. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities.

(2) These stock options were granted to the Reporting Person as director's compensation; the Reporting Person is obligated to exercise the options, and to transfer any shares issued under the stock options to JPM SBIC.

(3) These options become exercisable in three annual installments on each April 26, 2000, April 26, 2001, and April 26, 2002.

(4) These options become exercisable in four equal annual installments on each May 2, 2001, May 2, 2002, May 2, 2003 and May 2, 2004.




/s/ Jeffrey C. Walker                                           03/09/01
---------------------------------------------            -----------------------
    Jeffrey C. Walker                                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.